UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 419th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 29, 2022

1.   DATE, TIME AND VENUE: On April 29, 2022, at 12:00 p.m., held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was made pursuant to the Company’s Bylaws. The members of the Board of Directors of the Company were present, who subscribe these minutes, establishing, therefore, quorum in accordance with the Bylaws. Also present were the Chief Financial Officer and Investor Relations Director, Mr. David Melcon Sanchez-Friera; and the General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, Mr. Breno Rodrigo Pacheco de Oliveira, as Meeting Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Board of Director unanimously decided as follows:

4.1. ELECTION OF THE BOARD OF DIRECTORS: the following members of the Company’s Board of Directors were reelected for a new mandate, initiating on this date and ending on the date of the first Board of Directors Meeting to be held after the Ordinary Shareholders’ Meeting of 2025:

(i)              Chief Executive Officer: Mr. Christian Mauad Gebara, Brazilian, married, business administrator, holder of the identity card RG No. 15.548.716-4, issued by SSP/SP, registered with the CPF/MF under the No. 203.838.628-50, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Bairro Cidade Monções, in the City of São Paulo, State of São Paulo, ZIP 04571-936;

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 419th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 29, 2022

(ii)             Chief Financial Officer and Investor Relations Director: Mr. David Melcon Sanchez-Friera, Spanish, married, economist and business administrator, holder of RNM No. G2407375, registered with the CPF/ME under the No. 238.558.708-45, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Bairro Cidade Monções, in the City of São Paulo, State of São Paulo, ZIP 04571-936;; and

(iii)           General-Secretary and Legal Officer: Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian, married, lawyer, holder of the professional identity card OAB/RS under the No. 45.479, registered with the CPF/ME under the No. 711.936.930-04, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Bairro Cidade Monções, in the City of São Paulo, State of São Paulo, ZIP 04571-936.

The reelected Directors inform that they were not in legal impediments to the exercise of their respective positions and were in condition to sign the statements of clearance mentioned on article 147 of Law No. 6,404/1976 and CVM Instruction 367/2002. The Directors mentioned above will be invested in their respective positions upon the signing of the terms of possession and declarations of clearance, which will be archived at the Company’s headquarters (according to the terms of possession of Exhibit A and the declarations of clearance on Exhibit B of these minutes).

4.2. NOMINATION OF THE BOARD OF DIRECTORS’ CHAIRMAN: in the terms of article 12, sole paragraph, of the Company’s Bylaws, and the article 8 of the Rules, was approved the nomination of the Board member, Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of the identity card RG No. 52.558.558-8, issued by SSP/SP, registered with the CPF/MF under the No. 531.710.556-00, resident and domiciled in Madrid, Spain, with commercial address at Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050, as Chairman of the Board of Directors of the Company, for the new mandate that shall end on the date of the Ordinary Shareholders’ Meeting of the Company to be held in 2025. It is recorded that, according to the Rules, the Secretary of the Board of Directors is the General Secretary and Legal Officer of the Company.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 419th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 29, 2022

4.3. ELECTION OF THE MEMBERS OF THE COMMITTEES OF THE BOARD OF DIRECTORS: the following Members were elected to fill the Committees that assist the Board of Directors of the Company. The end of the term of office of the Committees’ members will coincide with the end of the term of office of members of the Company’s Board of Directors:

(i)       Audit and Control Committee: Mr. José María Del Rey Osorio, Spanish, married, economist and business administrator, holder of Passport nº PAD723809, registered with the CPF/MF under the No. 219.917.108-60, resident and domiciled in Madrid, Spain, with commercial address at Gran Vía, 28, in the city of Madrid, Spain, 28013, as Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Spanish, married, lawyer, holder of Passport No. PAM502249, registered with the CPF/MF under the No. 817.483.020-00, resident and domiciled in the City of Madrid, Spain, with commercial address at Calle Antonio Perez, No. 26, in the City of Madrid Vía, 28, in the city of Madrid, Spain, 28002; and Mr. Alfredo Arahuetes García, Spanish, divorced, Law and Economic and Entrepreneurial Sciences graduate, holder of Passport No. AAG309028, resident and domiciled at City of Madrid, Spain, under the commercial address of Calle Galileo, ignanº 14, 5º floor (right side), City of Madrid, Spain, 28015; as Committee members;

(ii)     Nomination, Compensation and Corporate Governance Committee: Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, holder of the Passport No. PAL083089, registered with the CPF/MF under the No. 241.088.728-78, resident and domiciled in Madrid, Spain, with commercial address at Ronda de la Comunicación s/nº, Edifício Central A, 1ª Planta, in the City of Madrid, Spain, 28050, as Chairman of the Committee; Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of the identity card RG No. 52.558.558-8, issued by SSP/SP, registered with the CPF/MF under the No. 531.710.556-00, resident and domiciled in Madrid, Spain, with commercial address at Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050; and Mrs. Ana Theresa Masetti Borsari Brazilian, married, lawyer, holder of the identity card RG No. 11.811.349-5, issued by SSP/SP, registered with the CPF/MF under the No. 144.876.518-83, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936; as members of the Committee; and

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 419th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 29, 2022

(iii) Quality and Susteinability Committee: Mr. Eduardo Navarro de Carvalho, metioned above, as Chairman of the Committee; Mrs. Claudia Maria Costin, Brazilian, married, business administrator, holder of the identity card RG No. 27.947.434-0 issued by DETRAN/RJ, registered with the CPF/MF under the No. 006.288.028-46, resident and domiciled in the City of São Paulo, São Paulo State, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936; Mrs. Andrea Capelo Pinheiro, Brazilian, married, business administrator, holder of the identity card RG No. 28.174.147-5 issued by SSP/SP, registered with the CPF/MF No. 256.600.043-34, resident and domiciled in the City of São Paulo, São Paulo State, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the City of São Paulo, São Paulo State, ZIP 04571-936; and Mrs. Solange Sobral Targa, Brazilian, married, computer scientist, holder of identity card RG No. 20.924.296-6 issued by SSP/SP, registered with the CPF/MF under the No. 171.825.598-54, resident and domiciled in the City of London, United Kingdom, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936; as members of the Committee.

In this opportunity, the members of the Board of Directors express their gratitude to Mr. Julio Esteban Linares Lopez, Mr. Antonio Carlos Valente da Silva, Mrs. Sonia Julia Sulzbeck Villalobos, Mr. Luiz Fernando Furlan and Mr. Narcís Serra Serra for their relevant services to the Company and their performance as board members and/or members of auxiliary committees for the Board of Directors.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 419th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 29, 2022

4.4. NOMINATION FOR BOARD MEMBER RESPONSIBLE FOR THE REVISION OF THE DIGITAL SECURITY STRATEGY: the nomination of Mr. Solange Sobral Targa, mentioned above, as responsible for the revision of the digital security strategy, was approved.

4.5. APPROVAL OF THE INDIVIDUALIZATION OF THE ANNUAL GLOBAL REMUNERATION AMOUNTS OF THE COMPANY’S DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL, FOR THE FIsCAL YEAR BEGINNING JANUARY 1, 2022:

The proposal to individualize the annual global remuneration amounts of the Company’s management and Fiscal Council, for the fiscal year beginning January 1, 2022, was approved pursuant to document archived at the Company’s headquarters.

5.       CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, April 29, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 419th Meeting of the Board of Directors of Telefônica Brasil S.A., held on April 29, 2022,

drawn up in the Company’s book. This is a free English translation.

Breno Rodrigo Pacheco de Oliveira

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 29, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director